Exhibit 99.3

Vedanta Limited

Regd. Office: Vedanta Limited 1st Floor, ‘C’ Wing,

Unit 103, Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai 400093, Maharashtra.

www.vedantalimited.com

CIN: L13209MH1965PLC291394

6th June 2020

Vedanta Limited

Consolidated Results for the fourth Quarter

and full year ended 31 March 2020

EBITDA for Q4 FY2020 at ₹ 4,844 Crore, down 23% y-o-y

Mumbai, India: Vedanta Limited today announced its audited consolidated results for the fourth quarter (Q4) and full year ended 31 March 2020 (FY2020).

Financial Highlights

Q4 FY2020

•	EBITDA down 26% q-o-q to ₹ 4,844 crore

•	EBITDA margin[2] of 28%

FY2020

•	EBITDA down 12% y-o-y, at ₹ 21,060 crore

•	Stable EBITDA margin[2] of 29%

•	Att. PAT[1] at ₹ 3,993 crore

Other Financial Highlights FY2020

•	Interim dividend of ₹ 3.9 per share declared during FY2020

•	Cash & liquid investments of ₹ 37,914 crore

•	Net Debt at ₹ 21,273 crores, decreased by ₹ 5,683 crores compared to 31st March 2019

•	Contribution to the ex-chequer of c.₹ 32,400 crores

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 1 of 11

Results for the Year Ended 31 March 2020

Operational Highlights FY2020

•	Zinc India

•	Mined metal production of 917kt, down 2% y-o-y

•	Refined zinc-lead production of 870 kt, down 3% y-o-y

•	Zinc International:

•	Gamsberg production volume at 108 kt in FY2020, up from 17kt in FY2019

•	Improved cost of production at $1,665/t, down 13% y-o-y

•	Oil & Gas:

•	Average gross production of 174 kboepd for FY2020, down 8% y-o-y

•	9 rigs are currently deployed; 136 wells drilled during FY2020

•	Early gas production facility fully commissioned to design capacity of 90 mmscfd

•	Production sharing contracts (PSC) signed for Ravva block extended for 10 years

•	FTG survey completed in Assam and Kutch basins; Seismic survey ongoing in OALP Blocks

•	Aluminium & Power:

•	Aluminium production at 1,904 kt

•	Record alumina production at 1,811 kt, up 21% y-o-y

•	Alumina cost of production in Q4 FY2020 at $258/t

•	Record plant availability of 91% at the 1,980MW TSPL plant in FY2020

•	Iron Ore:

•	Continued engagement with the Government for resumption of Goa mining operations

•	Saleable ore production in Karnataka at 4.4 million tonnes, up 6% y-o-y

•	Iron ore sales in Karnataka at 5.8 million tonnes, up 125% y-o-y

•	Steel: Record annual steel production at 1.23 million tonnes for FY2020, up 3% y-o-y

•	Copper India: Due legal process is being followed to achieve a sustainable restart of the Tuticorin operations

1.	Att. PAT before exceptional items
2.	Excludes custom smelting at Copper and Zinc India operations

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 2 of 11

Results for the Year Ended 31 March 2020

Mr Sunil Duggal, Chief Executive Officer, Vedanta, said “Vedanta has a rich legacy as India’s only diversified natural resources group. We will continue to further strengthen it in the years to come. It is a company with a strong purpose of giving back for the greater good, a track record of achievement with an equally compelling sense of selflessness. The Covid pandemic has hit the world and us in the last quarter of the year. We have taken a pro-active approach to keep our assets and people safe while ensuring optimum operations during these difficult times. During these difficult times, our efforts are aligned to the singular vision of making our communities, the state and nation self-reliant and self-sufficient.”

Consolidated Financial Performance

The consolidated financial performance of the company during the period is as under:

(In ₹ crore, except as stated)

Particulars	Q4		% Change	Q3	FY
	FY2020	FY2019		FY 2020	2020	2019	% change
Net Sales/Income from operations	19,513	23,092	(16%)	21,126	83,545	90,901	(8%)
Other Operating Income	242	376	0%	234	902	1,147	(21%)
EBITDA	4,844	6,330	(23%)	6,530	21,060	24,012	(12%)
EBITDA Margin1	28%	31%	—	34%	29%	30%	—
Finance cost	1,064	1,401	(24%)	1,232	4,977	5,689	(13%)
Investment Income	611	1,598	(62%)	629	2,443	3,617	(32%)
Exchange gain/(loss) - (Non operational)	(274)	(167)	—	—	(306)	(509)	(40%)
Profit before Depreciation and Taxes	4,115	6,362	(35%)	5,929	18,220	21,432	(15%)
Depreciation & Amortization	2,252	2,258	(0%)	2,291	9,093	8,192	11%
Profit before Exceptional items and tax	1,863	4,104	(55%)	3,638	9,127	13,240	(31%)
Exceptional Items Credit/(Expense)2	(17,132)	(0)	—	168	(17,386)	320	—
Profit Before Tax	(15,269)	4,104	—	3,806	(8,259)	13,560	—
Tax excluding exceptional items - Charge/(Credit)	3,338	886	—	1,082	3,005	3,750	(20%)
Tax on Exceptional items	(6,524)	—	—	59	(6,521)	112	—
Profit After Taxes	(12,083)	3,218	—	2,665	(4,743)	9,698	—
Profit After Taxes before exceptional items	(1,475)	3,218	—	2,556	6,122	9,490	(35%)
Minority Interest	438	603	(27%)	317	1,920	2,633	(27%)
Attributable PAT after exceptional items	(12,521)	2,615	—	2,348	(6,664)	7,065	—
Attributable PAT before exceptional items	(1,914)	2,615	—	2,239	3,993	6,857	(42%)
Basic Earnings per Share (`/share)	(33.82)	7.06	—	6.34	(18.00)	19.07	—
Basic EPS before Exceptional items	(5.17)	7.06	—	6.05	10.78	18.50	(42%)
Exchange rate (`/$ ) - Average	72.45	70.49	3%	71.06	70.86	69.89	1%
Exchange rate (`/$ ) - Closing	74.81	69.17	8%	71.27	74.81	69.17	8%

1.	Excludes custom smelting at Copper and Zinc India operations
2.	Exceptional Items Gross of Tax
3.	Previous period figures have been regrouped or re-arranged wherever necessary to conform to current period’s presentation

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 3 of 11

Results for the Year Ended 31 March 2020

Revenue

Revenue for Q4 FY2020 was at ₹ 19,513 crore, lower by 8% sequentially, primarily due to lower commodity prices further impacted by COVID-19, lower volume at Aluminium business and lower power sales at TSPL, past exploration cost recovery at Oil & Gas business in Q3 FY2020 partially offset by higher sales volume at Zinc & Iron Ore business and rupee depreciation.

Revenue for Q4 FY2020 was lower by 16% y-o-y, primarily due to lower commodity prices further impacted by COVID-19, lower volumes at Zinc, Oil & Gas, Steel business and lower power sales at TSPL partially offset by higher volume at Aluminium and Iron Ore business, and rupee depreciation.

Revenue for FY2020 was at ₹ 83,545 crore, lower by 8% y-o-y, mainly due to subdued commodity prices, lower volume at Oil & Gas, Zinc India and lower power sales at TSPL. This was partially offset by higher volume from Gamsberg operations, higher sales at Aluminium, Iron Ore and Steel business, past exploration cost recovery at Oil & Gas business and rupee depreciation.

EBITDA and EBITDA Margin

EBITDA for Q4 FY2020 was at ₹ 4,844 crore, lower by 26% sequentially, primarily due to lower commodity prices further impacted by COVID-19, past exploration cost recovery at Oil & Gas business and RPO reversal at Aluminium business in Q3 FY2020, partially offset by improved cost of production at Aluminium and Steel business, lower input commodity prices and rupee depreciation.

EBITDA for Q4 FY2020 was lower by 23% y-o-y, primarily due to lower commodity prices further impacted by COVID-19, lower volume Zinc, Oil & Gas and Steel business, partially offset by higher sales at Iron Ore business, improved cost of production at Aluminium & Steel business, lower input commodity prices and rupee depreciation.

EBITDA for the FY2020 was at ₹ 21,060 crore, lower by 12% y-o-y, mainly on account of lower commodity prices, lower volume and higher cost at Zinc India & Oil & Gas business partially offset by higher volume from Gamsberg operations, higher sales at Aluminium, Iron Ore and Steel business, improved cost of production at Aluminium business, lower input commodity prices, past exploration cost recovery at Oil & Gas business and rupee depreciation.

We had a robust EBITDA margin of 29% for the year amidst strong headwinds (FY 2019: 30%).

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 4 of 11

Results for the Year Ended 31 March 2020

Depreciation & Amortization

Depreciation for Q4 FY2020 was at ₹ 2,252 crore, lower by 2% sequentially, primarily due to lower amortization charge at Zinc India due to increase in reserves estimates and lower amortization charge at Oil & Gas business due to lower production volumes.

Depreciation for Q4 FY2020 is flat y-o-y.

Depreciation and amortisation for FY2020 was at ₹ 9,093 crore, higher by 11% y-o-y, primarily on account of higher charge at Oil & Gas business due to capitalisation of new wells partially offset by lower production; higher depreciation charge at Zinc India on account of higher ore production& additional capitalisation; higher charge at Zinc international due to increased production from Gamsberg and acquisitions of Steel business in June’2018.

Finance Cost and Investment Income

Finance cost for Q4 FY2020 was at ₹ 1,064 crore, lower by 14% sequentially and 24% y-o-y, primarily due to lower average borrowing cost in line with market trends and repayment of debt at various businesses.

Finance cost for FY2020 was at ₹ 4,977 crore, lower by 13% y-o-y, mainly on account of deleveraging and lower average borrowing cost in line with market trends.

Investment Income for Q4 FY2020 was at ₹ 611 crore, lower by 3% sequentially, primarily due to mark to market (MTM) loss on investment and decline in investment corpus.

Investment Income is lower by 62% y-o-y, primarily due to mark to market gain on a structured investment in Q4 FY2019, partially offset by increase in income due to increase in average investment corpus.

Investment Income for FY2020 was at ₹ 2,443 crore, lower by 32% y-o-y, primarily due to mark to market gain on a structured investment in Q4 FY2019, partially offset by increase in income due to increase in average investment corpus.

Exceptional Items

Exceptional items for Q4 FY2020 was at ₹ 17,132 crores, primarily due to impairment of assets at Oil & Gas, Copper and Iron Ore business.

Exceptional loss for FY2020 was at ₹ 17,386 crores, mainly due to impairment of assets at Oil & Gas, triggered majorly due to significant fall in crude oil prices primarily consequent to the

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 5 of 11

Results for the Year Ended 31 March 2020

outbreak of COVID-19, partially offset by RPO liability true up at Aluminium, and interest accrued on power debtors at TSPL in line with positive Supreme Court order.

Taxes

Tax credit was at ₹ 3,516 crore (FY2019: Tax charge of ₹ 3,862 crores) during the year. The normalized ETR for FY2020 is at 34% compared to 28% in FY2019 due to change in profit mix amongst businesses.

As per Section 115BAA of the Income- tax Act, 1961 and based on the expected timing of exercising the option, the Group has re-measured its deferred tax balances leading to a deferred tax credit of Rs 1,774 crore being recognized during the year.

The above is largely offset with the tax recognized on distributable reserves of / dividend from subsidiary Rs 1,701 crore.

Tax (Exceptional Items) of ₹ 6,521 crore primarily includes tax credit on impairment recognised during the year.

Attributable Profit/Loss after Tax and Earnings per Share (EPS)

Attributable Loss after Tax before exceptional items for the quarter was at ₹ 1,914 crores.

For FY2020, Attributable Profit after Tax (PAT) before exceptional items was at ₹ 3,993 crore, lower by 42% y-o-y.

EPS for the year before exceptional items and was at ₹ 10.78 per share compared to ₹ 18.50 per share in FY2019.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 6 of 11

Results for the Year Ended 31 March 2020

Balance Sheet

We have robust cash and liquid investments of ₹ 37,914 crore. The Company follows a Board-approved investment policy and invests in high quality debt instruments with mutual funds, bonds and fixed deposits with banks. The portfolio is rated by CRISIL, which has assigned a rating of “Tier-I” (implying Highest Safety) to our portfolio. Further, the Company has undrawn committed facilities of c. ₹ 5300 crore as on March 31, 2020.

Gross debt was at ₹ 59,187 crore on 31st March 2020, decreased by ₹ 7,038 crore y-o-y. This was mainly due to the repayment of debt at various businesses.

Net debt was at ₹ 21,273 crore on 31st March 2020, lower by ₹ 5,683 crore y-o-y, primarily due to the repayment of debt and unwinding of working capital partially offset by dividend payment by CIHL.

CRISIL changed the outlook on Company’s rating (CFR) from ‘AA/Positive’ to ‘AA/Negative’ driven by subdued commodity prices. India ratings changed the outlook on Company’s rating (CFR) from ‘AA/Positive’ to ‘AA/Negative’ driven by delay in deleveraging on account of fall in commodity prices and delay in volume ramp-up in zinc and oil business

Dividend

Given the current market dislocation and uncertainties caused by the coronavirus pandemic, it is important to maximise financial flexibility across the group. The board of Vedanta Limited will decide on the size and timing of any future dividend payments once there is greater clarity on the outlook for the economy and commodity markets. We believe this is the correct decision for all the stakeholders as we navigate through an unprecedented period of volatility for the global economy and our business.

Delisting Notice

On May 12, 2020, the Promoter expressed its intention to voluntarily delist the Equity Shares in accordance with Delisting Regulations and highlighted an Indicative Offer Price of INR 87.5 per Equity Share (determined in accordance with the Delisting Regulations). On May 18, 2020, the board of directors of Company approved the proposal and authorised the Company, amongst other things, to seek shareholders’ approval with respect to the proposal. The details of the next steps for the proposed delisting can be accessed on the company website.

https://www.vedantalimited.com/MediaDocuments/VEDL%20Delisting%20process%20FAQs%20-%20Final.pdf

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 7 of 11

Results for the Year Ended 31 March 2020

Key Recognitions

Vedanta has been consistently recognized through the receipt of various awards and accolades. During the past quarter, we received the following recognitions:

•

Hindustan Zinc, the only Indian Metal & Mining company was featured in The Sustainability Yearbook 2020 by S & P Global in association with Robeco SAM for 3rd consecutive year as Sustainability Leaders (as Member) out of 79 Metal and Mining companies globally.

•	Hindustan Zinc’s Corporate Communication Team bagged the Udaipur Media Awards 2020 for their efforts as a corporate towards local and regional media of Rajasthan.

•	Hindustan Zinc receives “Excellent Renewable Initiative under Platinum Category” for 22 MW Solar Power Project at Rampura Agucha Mine.

•	Hindustan Zinc received recognition in the category of “Significant Achievement in HR Excellence Award” in the 10th CII National HR Excellence Award Confluence 2019-20.

•	Cairn Oil & Gas Won Best Technology Implementation of the Year Award 2020 under Oil &Gas for the project ‘Next Generation Workplace – Office 365’ at the CIO Conclave Award 2020.

•

Cairn Oil & Gas, Vedanta Ltd. was awarded for ‘Good work on Road Safety’ in Rajasthan at district and state level during the 31st National Road Safety Week celebrations by Ministry of Transport and Highways, Government of Rajasthan.

•

Maru Samvad, a Cairn communication-led community engagement campaign, won gold for Best Regional Communication Campaign under the Practice Area Awards category; won bronze for Best Campaign in Energy (Power / Oil & Gas / Renewables) under the Industry Awards category at ET Brand Equity Kaleido Awards 2020.

•	Jharsuguda was adjudged winner of CII-EHS Award 2019 at the 15th State Level Competition for Best Practices In Environment, Health & Safety (EHS).

•	Balco won the Golden Peacock Award in Corporate Social Responsibility

•	Balco received Significant Achievement HR Excellence Award organized by CII

•	Sesa Goa’s Value-Added Business won Social Impact Award by Indian Chamber of Commerce under Healthcare under Large Enterprise category

•	Sesa Goa’s Value-Added Business won IMC RBNQ Performance Excellence Trophy-2019’ under manufacturing category

•	Sterlite Copper Silvassa unit won Par Excellence Award for Kaizen Competition by Quality Circle Forum India at 6th National Conclave on 5S

•	Sterlite Copper Silvassa unit Silver Award for Case study by Quality Circle Forum India at 33rd Annual chapter Convention on Quality Concepts CCQC-2019 at Mumbai

•	Nand Ghar was awarded for ‘Best CSR Practices’ at ET Now World CSR Awards 2020.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 8 of 11

Results for the Year Ended 31 March 2020

Results Conference Call

Please note that the results presentation is available in the Investor Relations section of the company website

http://www.vedantalimited.com/investor-relations/results-reports.aspx

Following the announcement, there will be a conference call at 6:00 PM (IST) on June 8, 2020, where senior management will discuss the company’s results and performance. The dial-in numbers for the call are as below:

Event		Telephone Number

Earnings conference call on June 08, 2020	India – 6:00 PM (IST)	Universal access: +91 22 7115 8015 +91 22 6280 1114 India: Local Dial In: +91 7045671221 Toll free: 1800 120 1221, 1800 266 1221
	Singapore – 8:30 PM (Singapore Time)	Toll free number: 800 101 2045 Toll number: 6531575746
	Hong Kong – 8:30 PM (Hong Kong Time)	Toll free number 800 964 448 Toll number: 85230186877
	UK – 1:30 PM (UK Time)	Toll free number 0 808 101 1573 Toll number: 442034785524
	US – 8:30 AM (Eastern Time)	Toll free number 1 866 746 2133 Toll number: 13233868721

Online Registration	https://services.choruscall.in/DiamondPassRegistration/register?confirmationNumber=119082&linkSecurityString=48b976fc

Replay of Conference Call (June 08, 2020 to June 13, 2020)		India +91 22 7194 5757; +91 22 66635757 Passcode: 63835#

For further information, please contact:

Investor Relations James Cartwright Head – Investor Relations	Tel: +44 (0) 20 7659 4732 Tel: +91 124 476 4096 vedantaltd.ir@vedanta.co.in

Suruchi Daga Associate General Manager – Investor Relations Raksha Jain Manager – Investor Relations Shweta Arora Manager – Investor Relations

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 9 of 11

Results for the Year Ended 31 March 2020

Communications Ms. Roma Balwani Director, Communications and Brand	Tel: +91 11 4916 6250 gc@vedanta.co.in

Mr. Abhinaba Das Head, Media Relations

Mr. Anirvan Bhattacharjee / Lennon D’Souza Adfactors PR	Tel: +91 22 67574444 / +91 11 40565100 adfactorsvedanta@adfactorspr.com

About Vedanta Limited

Vedanta Limited, a subsidiary of Vedanta Resources Limited, is one of the world’s leading Oil & Gas and Metals company with significant operations in Oil & Gas, Zinc, Lead, Silver, Copper, Iron Ore, Steel, and Aluminium & Power across India, South Africa, Namibia, and Australia. For two decades, Vedanta has been contributing to India’s growth story, currently contributing 1 percent of India’s GDP. The company is among the top private sector contributors to the exchequer with the highest ever contribution of INR 42,560 Crore in FY 2019.

Governance and sustainable development are at the core of Vedanta’s strategy, with a strong focus on health, safety, and environment and on enhancing the lives of local communities. The company has been conferred the CII-ITC Sustainability Award, the FICCI CSR Award, Dun & Bradstreet Awards in Metals & Mining, and certified as a Great Place to Work. Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

For more information please visit www.vedantalimited.com

For more information please visit www.vedantalimited.com

Vedanta Limited

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai—400 099

www.vedantalimited.com

Registered Office:

Regd. Office: 1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

CIN: L13209MH1965PLC291394

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 10 of 11

Results for the Year Ended 31 March 2020

materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 11 of 11